Exhibit 99.1

ATA Reports Fiscal 2015 First Quarter Financial Results

Company to Hold Conference Call on August 8, 2014, at 8 a.m. ET

Expanding Business Focus into Online Education and Training Services

Developed Exam Inventory Navigator (考试导航) Mobile Application

Establishing Joint Venture with New Oriental to Provide Online Education Solutions

Beijing, China, August 7, 2014 (NY) / August 8, 2014 (China) — ATA Inc. (“ATA” or the “Company”, Nasdaq: ATAI), a leading provider of computer-based testing and testing-related services in China, today announced preliminary unaudited financial results for its fiscal first quarter ended June 30, 2014 (“First Quarter 2015”).

First Quarter 2015 Financial and Operating Highlights (percentage changes and comparisons against fiscal first quarter ended June 30, 2013 (“First Quarter 2014”))

•                  Net revenues of RMB84.3 million (US$13.6 million), compared to RMB92.1 million

•                  Gross profit of RMB47.5 million (US$7.7 million), compared to RMB48.1 million

•                  Gross margin increased to 56.3%, compared to 52.2%

•                  Income from operations of RMB7.9 million (US$1.3 million), compared to RMB9.1 million

•                  Net income of RMB4.6 million (US$0.7 million), compared to RMB9.4 million

•                  Adjusted net income excluding share-based compensation expense and foreign currency exchange gain/loss (non-GAAP) of RMB8.7 million (US$1.4 million), compared to RMB11.1 million

•                  Basic and diluted earnings per ADS excluding share-based compensation expense and foreign currency exchange gain/loss (non-GAAP) for First Quarter 2015 were both RMB0.36 (US$0.06)

•                  Delivered approximately 2.3 million billable tests, compared to 2.1 million billable tests

•                  RMB337.7 million (US$54.4 million) in cash and no long-term debt as of June 30, 2014

Fiscal Year 2015 Outlook

•                  For the fiscal year ending March 31, 2015 (“Fiscal Year 2015”), ATA expects net revenues of between RMB385.0 million and RMB405.0 million and non-GAAP net income (adjusted net income, which excludes share-based compensation expense and foreign currency exchange gain/loss) of between RMB28.0 million and RMB38.0 million, which includes planned investments of up to RMB30.0 million to maintain and expand ATA’s business.

•                  For the quarter ending September 30, 2014 (“Second Quarter 2015”), ATA expects net revenues of between RMB90.0 million and RMB100.0 million.

Mr. Cheng-Yaw Sun, ATA’s Chief Executive Officer, stated, “We were pleased with the exam volume growth ATA achieved during First Quarter 2015, delivering 2.3 million billable exams during the period, most of which were for the financial sector. Our First Quarter 2015 revenues were impacted by the termination of the exclusive distributor contract between Educational Testing Services (‘ETS’) and ATA for TOEIC in fiscal 2014, but we anticipate that our new initiatives and deeper business relationships with existing customers in fiscal 2015 will offset the effects of the termination of this contract.”

Mr. Sun continued, “During the period, we began administering a new assessment exam for the Tianjin Commodity Traders Association and delivered the National College Students Futures and Derivatives Knowledge Competition with comprehensive computer-based testing services for the China Financial Futures Exchange. We are excited to announce these new developments and will continue to focus on reinvesting in our technology with the ultimate goal of providing the most advanced testing capabilities to our clients as we work to establish and deepen our relationships with both test sponsors and corporations in China.  In addition, we will focus on how ATA can better serve consumers and have already begun working on various projects that we believe will enable us to do so, including the introduction of our very own mobile application Exam Inventory Navigator (考试导航) in June 2014 and the recently announced joint venture with New Oriental Education & Technology Group (‘New Oriental’), which will grow and reinforce ATA’s online continuing education business.”

Operating Review

In First Quarter 2015, ATA delivered a total of 2.3 million billable tests, compared to 2.1 million in First Quarter 2014. The Company had a network of 3,012 authorized test centers throughout China as of June 30, 2014, which the Company believes to be the largest test center network of any commercial testing service provider in China. ATA has delivered more than 59.6 million billable tests since it began operations in 1999.

GAAP Results

First Quarter 2015

For First Quarter 2015, ATA’s total net revenues were RMB84.3 million (US$13.6 million), compared to RMB92.1 million in First Quarter 2014, primarily due to decreased revenue contributions from TOEIC and HR Select. Net revenues from TOEIC and HR Select for First Quarter 2015 were RMB11.3 million (US$1.8 million), compared to RMB20.2 million in First Quarter 2014, as a result of decreased volumes of TOEIC, primarily due to the termination of the exclusive distributor contract between ETS and ATA for TOEIC.

Gross profit for First Quarter 2015 was RMB47.5 million (US$7.7 million), compared to RMB48.1 million in First Quarter 2014. Gross margin increased to 56.3% in First Quarter 2015, compared to 52.2% in First Quarter 2014, primarily as a result of continued improvement in service delivery efficiencies and decreased TOEIC exam royalties to ETS.

Income from operations in First Quarter 2015 was RMB7.9 million (US$1.3 million), compared to RMB9.1 million in First Quarter 2014.

Net income for First Quarter 2015 was RMB4.6 million (US$0.7 million), compared to RMB9.4 million in First Quarter 2014. For First Quarter 2015, basic and diluted earnings per common share were both RMB0.09 (US$0.01), compared to RMB0.20 in First Quarter 2014. Basic and diluted earnings per ADS were both RMB0.18 (US$0.02) in First Quarter 2015, compared to RMB0.40 in First Quarter 2014.

Non-GAAP Measures

Adjusted net income for First Quarter 2015, which excludes share-based compensation expense and foreign currency exchange gain/loss (non-GAAP), totaled RMB8.7 million (US$1.4 million), compared to RMB11.1 million in First Quarter 2014. Basic and diluted earnings per common share excluding share-based compensation expense and foreign currency exchange gain/loss (non-GAAP) for First Quarter 2015 were both RMB0.18 (US$0.03).

Basic and diluted earnings per ADS excluding share-based compensation expense and foreign currency exchange gain/loss (non-GAAP) for First Quarter 2015 were both RMB0.36 (US$0.06), compared to RMB0.48 in First Quarter 2014.

Please see the note about non-GAAP measures and the reconciliation table at the end of this press release.

Other Data

The number of weighted average ADSs used to calculate both basic and diluted earnings per ADS for First Quarter 2015 was 22.7 million. Each ADS represents two common shares.

Share Repurchase Plan

On August 5, 2014, the Company’s Board of Directors approved a share repurchase plan effective immediately. Under the plan, ATA is authorized to repurchase up to US$5.0 million of its issued and outstanding ADSs during the period from August 5, 2014, to January 31, 2015. The repurchases will be made from time to time on the open market at prevailing market prices, in negotiated off-market transactions, in block trades, or otherwise.

The timing and extent of any purchases will depend upon market conditions, the trading price of ATA’s ADSs, and other factors, and subject to restrictions relating to price, volume, and timing under applicable law, including the anti-manipulation provisions of Rule 10b-18 under the Securities Exchange Act of 1934, as amended. ATA expects to use cash to finance repurchases.

ATA expects to implement this share repurchase program in a manner consistent with market conditions and the interest of the shareholders. ATA’s Board of Directors will periodically review the share repurchase program and may authorize adjustments to the program’s terms and size. The Board may also suspend or discontinue the repurchase program at any time. The repurchase program does not obligate ATA to make additional repurchases at any specific time or situation.

Guidance for Fiscal Year 2015 and for Second Quarter 2015

For Second Quarter 2015, ATA expects net revenues of between RMB90.0 million and RMB100.0 million, as a result of the National Unified Certified Public Accountants exam being held in Second Quarter 2015 instead of the fiscal third quarter ending December 31, 2014.

For Fiscal Year 2015, ATA expects net revenues of between RMB385.0 million and RMB405.0 million and non-GAAP net income of between RMB28.0 million and RMB38.0 million.

Estimated Financial Results

(RMB in millions)

	Estimated for the year ending March 31, 2015	Actual for the year ended March 31, 2014

Net Revenues	385.0-405.0	384.7
Non-GAAP Net Income	28.0-38.0	37.9

	Estimated for the quarter ending September 30, 2014	Actual for the quarter ended September 30, 2013

Net Revenues	90.0-100.0	45.1

Mr. Sun concluded, “ATA is thrilled to be partnering with New Oriental, one of the most innovative leaders in China’s education industry, and looks forward to combining our companies’ strengths to help the large population of working professionals in China accomplish their career goals through this new online platform. To better serve test takers, we have also developed the Exam Inventory Navigator (考试导航), a new iOS- and Android-compatible mobile application that functions as an exam navigation tool, allowing those who download it to their mobile devices to access information on exams being administered throughout China, such as exam offerings, pricing, dates, locations, etc. Since the application’s initial launch in June, over 60,000 users have downloaded, installed, and activated an account on the tool. We believe that the New Oriental joint venture and our new exam navigation tool will help to fulfill needs not currently being met in the education and assessment marketplace in China—a growing need for readily available information and personalized, flexible professional career education, while increasing ATA’s direct exposure and brand awareness to consumers in China, which is a key component to the Company’s long-term strategy and vision for growth in Fiscal Year 2015. Through these new initiatives, ATA plans to collect and analyze data that will prove valuable to education and training organizations, recruiting agencies, and consumers themselves. In this regard, we continue looking for opportunities to partner with leaders in various industries that we feel will add value to all parties, and are optimistic about the partnerships we have forged thus far. We look forward to keeping investors apprised of our progress.”

These are ATA’s current projections, which are subject to change. You are cautioned that operating results in First Quarter 2015 are not necessarily indicative of operating results for any future periods.

Conference Call and Webcast Information (With Accompanying Presentation)

ATA will host a conference call at 8 a.m. Eastern Time on Friday, August 8, 2014, during which management will discuss the results of First Quarter 2015. To participate in the conference call, please use the following dial-in numbers about 10 minutes prior to the scheduled conference call time:

U.S. & Canada (Toll-Free):	+1 (888) 339-2688
International (Toll):	+1 (617) 847-3007

	Toll-Free	Local Access
China (Netcom):	(10 800) 713 1756
China (Telecom):	(10 800) 130 1713	(400) 881 1630
Hong Kong:	(800) 96 3844	3002 1672

Participant Passcode:	73238401

A live webcast of the conference call can be accessed at the investor relations section of ATA’s website at www.ata.net.cn or by clicking the following link: https://www.webcaster4.com/Webcast/Page/274/5184.

An accompanying slide presentation in PDF format will also be made available 30 minutes prior to the conference call on the same investor relations section of ATA’s website. To listen to the webcast, please visit ATA’s website a few minutes prior to the start of the call to register, download, and install any necessary audio software.

A replay will be available shortly after the call on the investor relations section of ATA’s website and will remain available for 90 days.

About ATA Inc.

ATA is a leading provider of advanced testing technologies in China. The Company offers comprehensive services for the creation and delivery of assessments based on its proprietary testing technologies and test delivery platform. ATA’s testing technologies are used for professional licensure and certification tests in various industries, including information technology services, banking, teaching, securities, insurance, and accounting. As of June 30, 2014, ATA’s test center network comprised 3,012 authorized test centers located throughout China. The Company believes that it has the largest test center network of any commercial testing service provider in China.

ATA has delivered more than 59.6 million billable tests since ATA started operations in 1999.

For more information, please visit ATA’s website at www.ata.net.cn.

Cautionary Note Regarding Forward-looking Statements

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “future,” “intend,” “look forward to,” “outlook,” “plan,” “should,” “will,” and similar terms and include, among other things, the Company’s guidance relating to anticipated financial and operating results for the First Quarter 2015 and Fiscal Year 2015 and statements regarding market demand and trends, the SAC exam, the potential growth and success of the Company’s CPA, security guard and Cambridge English Junior Exam and other businesses, including its HR Select and MTS businesses, the Company’s share repurchase plan and the Company’s future growth and results of operations.

The factors that could cause the Company’s actual financial and operating results to differ from what the Company currently anticipates can include its ability to meet challenges associated with its rapid expansion, its ability to meet the expectations of current and future clients, its ability to deploy new test titles, its ability to win new enterprise contracts, its ability to convert its existing contracts into actual revenues, the economy of China, uncertainties with respect to the China’s legal and regulatory environments, and other factors stated in the Company’s filings with the U.S. Securities and Exchange Commission (“SEC”).

The financial information contained in this release should be read in conjunction with the consolidated financial statements and related notes included in the Company’s annual report on Form 20-F for its fiscal year ended March 31, 2014, and other filings that ATA has made with the SEC. The filings are available on the SEC’s website at www.sec.gov and at ATA’s website at www.ata.net.cn. For additional information on the risk factors that could adversely affect the Company’s business, financial condition, results of operations, and prospects, please see the “Risk Factors” section of the Company’s Form 20-F for the fiscal year ended March 31, 2014.

The selected unaudited financial results for the First Quarter 2015 announced today are subject to adjustments. The anticipated results for the First Quarter 2015 remain subject to the finalization of the Company’s year-end closing, reporting and audit processes.

The forward-looking statements in this release involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates, and projections about ATA and the markets in which it operates. The Company undertakes no obligation to update forward-looking statements, which speak only as of the date of this release, to reflect subsequent events or circumstances, or to changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, the Company cannot assure you that its expectations and assumptions will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

Currency Convenience Translation

The Company’s financial information is stated in Renminbi (“RMB”), the currency of the People’s Republic of China. The translation of RMB amounts for First Quarter 2015 ended June 30, 2014, into U.S. dollars are included solely for the convenience of readers and have been made at the rate of RMB6.2036 to US$1.00, the noon buying rate as of June 30, 2014, in New York for cable transfers in RMB per U.S. dollar as set forth in the H.10 weekly statistical release of the Federal Reserve Board. Such translations should not be construed as representations that RMB amounts could be converted into U.S. dollars at that rate or any other rate, or to be the amounts that would have been reported under U.S. GAAP.

About Non-GAAP Financial Measures

To supplement ATA’s consolidated financial information presented in accordance with U.S. generally accepted accounting principles (“GAAP”), ATA uses the following non-GAAP financial measures: net income (loss) excluding share-based compensation expense and foreign currency exchange gain or loss, and basic and diluted earnings (losses) per common share and ADS excluding share-based compensation expense and foreign currency exchange gain or loss.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. ATA believes these non-GAAP financial measures provide meaningful supplemental information about its performance by excluding share-based compensation expense and foreign currency exchange gains or losses, which may not be indicative of its operating performance from a cash perspective.

ATA believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to ATA’s historical performance. ATA computes its non-GAAP financial measures using a consistent method from period to period. ATA believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP net income (loss) excluding share-based compensation expense and foreign currency exchange gains or losses and basic and diluted earnings (losses) per common share and per ADS excluding share-based compensation expense and foreign currency exchange gain or loss is that share-based compensation charges and foreign currency exchange gains or losses have been, and are expected to continue to be for the foreseeable future, a significant recurring expense in ATA’s business.

Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The table captioned “Unaudited Reconciliations of Non-GAAP Measures to the Most Comparable GAAP Measures” shown at the end this news release has more details on the reconciliations between GAAP financial measures that are most directly comparable to the non-GAAP financial measures used by ATA.

For more information on our company, please contact the following individuals:

At the Company	Investor Relations
ATA Inc.	The Equity Group Inc.
Benson Tsang, CFO	Carolyne Y. Sohn, Senior Associate
+86 10 6518 1122 x5107	415-568-2255
bensontsang@ata.net.cn	+86 10 6587 6435
csohn@equityny.com

Adam Prior, Senior Vice President
212-836-9606
aprior@equityny.com

ATA INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31,	June 30,	June 30,
	2014	2014	2014
	RMB	RMB	USD
ASSETS
Current assets:
Cash	311,947,098	337,687,024	54,434,042
Restricted cash	2,700,000	—	—
Accounts receivable, net	68,353,075	49,942,266	8,050,530
Prepaid expenses and other current assets	15,092,674	10,185,018	1,641,792
Total current assets	398,092,847	397,814,308	64,126,364

Property and equipment, net	55,814,182	54,595,572	8,800,627
Goodwill	31,011,902	31,011,902	4,999,017
Intangible assets, net	1,792,935	1,744,717	281,243
Other assets	4,524,858	18,407,354	2,967,205
Total assets	491,236,724	503,573,853	81,174,456

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued expenses and other payables	68,766,143	68,938,553	11,112,667
Dividend payable	—	58,446,624	9,421,404
Deferred revenues	8,383,327	9,823,306	1,583,485
Total current liabilities	77,149,470	137,208,483	22,117,556

Deferred revenues	2,195,382	2,037,137	328,380
Total liabilities	79,344,852	139,245,620	22,445,936

Shareholders’ equity:
Common shares	3,474,894	3,509,349	565,696
Treasury shares	(1,029,766)	(1,832,850)	(295,449)
Additional paid-in capital	437,964,776	386,545,958	62,309,943
Accumulated other comprehensive loss	(27,145,929)	(27,127,624)	(4,372,884)
Retained earnings (accumulated deficit)	(1,372,103)	3,233,400	521,214
Total shareholders’ equity	411,891,872	364,328,233	58,728,520
Total liabilities and shareholders’ equity	491,236,724	503,573,853	81,174,456

ATA INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Three-month Period Ended
	June 30,	June 30,	June 30,
	2013	2014	2014
	RMB	RMB	USD
Net revenues:
Testing services	84,170,350	79,235,722	12,772,539
Test preparation and training solutions	2,392,471	809,524	130,493
Other revenue	5,502,992	4,272,229	688,669
Total net revenues	92,065,813	84,317,475	13,591,701
Cost of revenues	43,998,285	36,809,919	5,933,638
Gross profit	48,067,528	47,507,556	7,658,063

Operating expenses:
Research and development	6,327,262	9,686,960	1,561,506
Sales and marketing	11,440,939	11,531,767	1,858,883
General and administrative	21,170,466	18,428,102	2,970,550
Total operating expenses	38,938,667	39,646,829	6,390,939
Income from operations	9,128,861	7,860,727	1,267,124

Other income (expense):
Interest income	754,034	1,320,286	212,826
Foreign currency exchange gain (loss), net	125,088	(972,420)	(156,751)
Total other income	879,122	347,866	56,075
Income before income taxes	10,007,983	8,208,593	1,323,199

Income tax expense	599,420	3,603,090	580,806
Net income	9,408,563	4,605,503	742,393

Other comprehensive income (loss):
Foreign currency translation adjustment, net of nil income taxes	(577,836)	18,305	2,951
Comprehensive income	8,830,727	4,623,808	745,344

Basic earnings per common share	0.20	0.09	0.01

Diluted earnings per common share Share	0.20	0.09	0.01

Basic earnings per ADS	0.40	0.18	0.02

Diluted earnings per ADS	0.40	0.18	0.02

UNAUDITED RECONCILIATIONS OF NON-GAAP MEASURES

TO THE MOST COMPARABLE GAAP MEASURES

	Three-month Period Ended
	June 30,	June 30,
	2013	2014
	RMB	RMB

GAAP net income	9,408,563	4,605,503
Share-based compensation expenses	1,791,475	3,158,424
Foreign currency exchange (gain) loss, net	(125,088)	972,420

Non-GAAP net income	11,074,950	8,736,347

GAAP earnings per common share:
Basic	0.20	0.09
Diluted	0.20	0.09

Non-GAAP earnings per common share:
Basic	0.24	0.18
Diluted	0.24	0.18